SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

PCCW Limited

(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

PCCW LIMITED

INDEX TO EXHIBITS

Item
1.	Announcement dated July 4, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: July 4, 2003	By: /s/ Fiona Nott
Name: Fiona Nott
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLARIFICATION ANNOUNCEMENT

PCCW Limited (the “Company”) has noted certain recent articles in the Hong Kong media speculating that Mr. Li Tzar Kai, Richard (“Mr. Li”) (Chairman, Chief Executive and substantial shareholder of the Company) is in talks to sell his shareholding in, and to acquire certain major assets from, the Company. The Company wishes to clarify that it has been informed by Mr. Li that he is not currently engaged in any negotiations to this effect.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, July 4, 2003